FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuantto rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of October 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No ☒

        On October 4, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced that it will release its financial results for the third quarter of 2004 and hold a conference call, to be simultaneously webcast, to discuss its financial results. The release of the financial results and the call are both scheduled for Wednesday, October 20, 2004. A copy of the press release is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: October 5, 2004

EXHIBIT 1

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact: Matthew Zintel Zintel Public Relations matthew@zintelpr.com 310.574.8888	Investor Relations Contact: Mark Jones Global Consulting Group mjones@hfgcg.com 646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Date of Third Quarter 2004
Financial Results Release, Conference Call and Webcast

NEW YORK, TEL AVIV, ISRAEL, October 4, 2004 – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), will release financial results for the third quarter 2004 ended September 30, 2004 before the opening of trading in New York on Wednesday, October 20, 2004. The financial results will be released over the news wires and will also be posted to the Aladdin Web site.

Mr.Yanki Margalit, Chief Executive Officer, and Mr. Erez Rosen, Chief Financial Officer, will host a conference call, to be simultaneously webcast, on Wednesday October 20, 2004 at the times indicated below. A question and answer session will follow management’s presentation. To participate, please call the following teleconferencing numbers. Please begin placing your calls five minutes before the hour:

Phone Number (800) 399-0427 (North America)

Phone Number +1 (706) 643-1624 (International)

Wednesday, October 20, 2004

At:

9:00 a.m. Eastern

8:00 a.m. Central

7:00 a.m. Mountain

6:00 a.m. Pacific

3:00 p.m. Israel

A live webcast of the conference call will be available on the Aladdin Web site at www.eAladdin.com. Please visit the Web site at least 15 minutes early to register for the webcast and download any necessary audio software.

For those unable to participate in the call, a replay will be available from October 20, 2004 at 11:00 a.m. Eastern, through October 27, 2004, at 11:59 p.m., Eastern. Please call:

Phone Number (800) 642-1687 (North America)

Phone Number +1 (706) 645-9291 (International)

Pin Code: 1307558

About Aladdin Knowledge Systems
Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; and the HASP®  family of hardware- and software-based products that flexibly protect, license and distribute software and intellectual property. Visit the Aladdin Web site at http://www.eAladdin.com.